October 6, 2010

Mr. Mark P. Shuman
Legal Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:         Intermec, Inc.
Extension Request
File No. 001-13279
               Definitive Proxy Statement on Schedule 14A
Filed April 16, 2010

Dear Mr. Shuman,

This letter is to confirm that we need to request an extension to the date for the submission of our response to your letter dated September 22, 2010, from October 6, 2010 to October 20, 2010.

Thank you for your consideration.  The extended submission date will permit us to fully and properly respond to the points raised in your letter.

Sincerely,

/s/ Robert J. Driessnack

Robert J. Driessnack
Senior Vice President and Chief Financial Officer
Intermec, Inc.